Energea Portfolio 3 Africa LLC

935 Noble Street

Brooklyn, NY 11222

July 28, 2021

Sent by Email and Filed Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

barberenameissneri@SEC.GOV

Re:	Energea Portfolio 3 Africa LLC (the “Company”)
Offering Statement on Form 1-A
File No. 024-11579

Ladies and Gentlemen:

Pursuant to 17 CFR §230.252(e), the Company hereby requests that the Commission qualify the Offering Statement effective at 4:00 p.m. EST on Friday, July 30, 2021.

Energea Portfolio 3 Africa LLC

By:	Energea Global, LLC
As Manager

By	/s/ Michael Silvestrini
Michael Silvestrini, Manager

By	/s/ Christopher Sattler
Christopher Sattler, Manager